SMART-TEK SOLUTIONS INC.
1100 Quail Street, Suite 100
Newport Beach, CA 92660

Phone: Phone: (858) 798-1644

August 30, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Washington, DC 20549 USA

Attention:	Larry Spirgel, Assistant Director

Re:	Smart-Tek Solutions, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed May 14, 2012
File No. 0-29895

Dear Mr. Spirgel:

The following contains our response to your comment letter dated August 28, 2012.

Report of Independent Registered Public Accounting Firm

1. Amend your filing to provide an audit report which covers the year ended December 31, 2010.

Response:

An amended Form 10-K which included an audit report which covers the year ended December 31, 2010 was filed on August 30, 2012

In response to these comments, the company acknowledges that:

-the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/x/ Brian Bonar

Brian Bonar
CEO, Director